Exhibit 99.1

First Patient Dosed with I-Mab’s CD73 Antibody TJD5 in Phase 1/2 Clinical Trial in China for

Advanced Solid Tumors

SHANGHAI, China, and ROCKVILLE, MD., May 13, 2020 — I-Mab (NASDAQ: IMAB), a clinical stage biopharmaceutical company committed to the discovery, development and commercialization of novel or highly differentiated biologics to treat diseases with significant unmet medical needs, today announced that the first patient has been dosed in a Phase 1/2 clinical study in China to evaluate I-Mab’s proprietary CD73 antibody TJD5, also known as TJ004309, in patients with advanced solid tumors (CTR20200445; NCT04322006).

“It’s exciting news that the TJD5 study has been initiated in China. TJD5 represents a promising novel compound targeting the cancer microenvironment. This could bring new hopes to the patients if safety and efficacy could be demonstrated,” said Professor Yi-Long Wu, Tenured Professor of Guangdong Lung Cancer Institute, Guangdong Provincial People’s Hospital and Guangdong Academy of Medical Sciences, South China University of Technology, Chair of Chinese Thoracic Oncology Group.

This Phase 1/2 study is a multicenter, open-label, dose escalation and cohort expansion study, which will evaluate safety, tolerability, pharmacokinetics, pharmacodynamics and efficacy of TJD5, and determine a recommended dose for further clinical studies of its efficacy and safety as a single agent and in combination with standard dose of toripalimab (TUOYI® ) in patients with advanced or metastatic cancers who are refractory to or intolerant of all available therapies.

“We are pleased to advance TJD5 into the clinical study in China and are committed to realizing the potential of TJD5 as a next-generation immuno-oncology agent,” said Dr. Joan Shen, M.D., Ph.D., CEO of I-Mab. “We have been able to accelerate the Phase 1/2 trial in China by leveraging data from the ongoing Phase 1 clinical study of TJD5 in the United States, which is a testament to our global clinical development capabilities and well-executed pipeline strategies.”

“The low response rates to PD-1/PD-L1 inhibitor treatments in cancer patients remain a significant unmet clinical need. As CD73 is widely expressed in various cancers, we hope the combination therapy of TJD5 with toripalimab could provide a potential new transformational treatment option for patients in need,” Dr. Shen added.

I-Mab entered into a research collaboration with Junshi Biosciences (HKEX:01877) in September 2019 to evaluate TJD5 in combination with toripalimab (TUOYI®) for the treatment of patients with cancers in China.

About TJD5 (TJ004309)

TJD5 is a differentiated, humanized antibody against CD73, an ecto-enzyme expressed on stromal cells and tumors that converts extracellular adenosine monophosphate (AMP) to adenosine. Adenosine binds adenosine A2A and A2B receptors on immune cells and inhibits immune responses directed against tumors. TJD5 is expected to suppress the immunosuppressive tumor micro-environment and to work in concert with other cancer therapies such as PD-1 and PD-L1 antibodies. TJD5 exerts anti-tumor activities through a unique intra-dimerization mechanism to completely inhibit the activity of the targeted enzyme as evident in preclinical studies.

TJD5 is also in a Phase 1 clinical trial in the US to assess the tolerability and preliminary efficacy as a single agent and in combination with atezolizumab (TECENTRIQ®), a PD-L1 antibody marketed by Roche, in patients with advanced solid tumors.

About I-Mab

I-Mab (NASDAQ: IMAB) is a dynamic, global biotech company exclusively focused on developing novel or highly differentiated biologics in the therapeutic areas of immuno-oncology and autoimmune diseases. I-Mab’s mission is to bring transformational medicines to patients through innovation. I-Mab’s innovative pipeline of more than 10 clinical and pre-clinical stage drug candidates is driven by the Company’s Fast-to-PoC (Proof-of-Concept) and Fast-to-Market development strategies through internal R&D and global partnerships. The Company is on track to become a fully integrated end-to-end global biopharmaceutical company with cutting-edge discovery platforms, proven pre-clinical and clinical development expertise, and world-class GMP manufacturing capabilities. I-Mab has offices in China and the United States. For more information, please visit http://ir.i-mabbiopharma.com

I-Mab forward looking statements

This press release includes certain disclosures which contain “forward-looking statements.” You can identify forward-looking statements because they contain words such as “anticipate” and “expected.” Forward-looking statements are based on I-Mab’s current expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements, which are neither statements of historical fact nor guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in filings with the U.S. Securities and Exchange Commission. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

For more information, please contact:

I-Mab

Jielun Zhu, CFO

E-mail: jielun.zhu@i-mabbiopharma.com

Office line: +86 21 6057 8000

Gigi Feng, Vice President and Global Head of Corporate Communications

E-mail: gigi.feng@i-mabbiopharma.com

Office line: +86 21 6057 8000

Investor Inquiries:

Burns McClellan, Inc. (Americas and Europe)

Steve Klass

E-mail: sklass@burnsmc.com

Office line: +1 212 213 0006

The Piacente Group, Inc. (Asia)

Emilie Wu

E-mail: emilie@thepiacentegroup.com

Office line: + 86 21 6039 8363